Results of the Extraordinary Shareholder’s Meeting of Shinhan Bank

On December 30, 2010, Shinhan Bank, a wholly-owned banking subsidiary of Shinhan Financial Group(“Group”), held an extraordinary shareholders’ meeting (“EGM”) and appointed Mr. Jin Won Suh as the new President and Chief Executive Officer of Shinhan Bank.
His tenure will be until March, 2012.

Mr. Jin Won Suh has been the Chief Executive Officer of Shinhan Life Insurance, a wholly-owned life insurance subsidiary of the Group, since 2007. In 2006, Mr. Suh was the Deputy President of the Group, after serving as the Deputy President of Shinhan Bank from 2004 to 2006. Mr. Suh received a B.A. in historical science from Korea University.

Mr. Baek Soon Lee, the former President & CEO of Shinhan Bank tendered his resignation at the Board of Directors meeting held on December 30, 2010.